UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

Press Release

On April 5, 2018, the registrant announced that its board of directors has declared a special cash dividend of US$4.70 per Class A ordinary or Class B ordinary share, or US$9.40 per American depositary share (“ADS”), each of which represents two Class A ordinary shares, and that the aggregate amount of the special cash dividend will be approximately US$500 million. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits.

99.1	Press release: “Changyou.com Announces Special Cash Dividend of US$9.40 per ADS”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Yaobin Wang
Yaobin Wang
Chief Financial Officer

Date: April 5, 2018

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release: “Changyou.com Announces Special Cash Dividend of US$9.40 per ADS”